Writer’s Direct Contact
213/892-5251
HCohn@mofo.com

June 13, 2012

Via EDGAR Filing and Overnight Delivery

Michael McTiernan

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MVP REIT, Inc. (formerly known as MVP Monthly Income Realty Trust, Inc.)
Amendment No. 1 to the Registration Statement on Form S-11
Filed May 18, 2012
(File No. 333-180741)

Dear Mr. McTiernan:

On behalf of our client, MVP REIT, Inc. (the “Company”), we are transmitting for filing Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-11 (File No. 333-180741) (the “Registration Statement”). A courtesy copy will be provided that is marked to show changes from Amendment No. 1 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on May 18, 2012.

The Amendment is being filed in response to comments received from the Commission’s staff (the “Staff”) by letter dated May 30, 2012. The relevant text of the Staff’s comments has been included in this letter. The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

Emerging Growth Company Status, Page 23

1.	Comment: We note your response to comment 6 in our letter dated May 11, 2012. Please revise your prospectus to clearly indicate your election under Section 107(b) of the Jumpstart Our Business Startups Act (“the Act”):

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If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

Michael McTiernan

June 13, 2012

Page Two

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If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, please revise your risk factor on page 49 to clarify that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Response: The Company has revised the prospectus as requested. See pages 24, 52 and 119.

Summary of Prior Offerings, page 10

2.	Comment: We note your response to comment 14 in our letter dated May 11, 2012. Please revise the disclosure to include quantitative detail on losses suffered by investors in VRTA, VRTB and Fund III.

Response: The Company has revised the prospectus as requested. See page 13.

Allocations of Investment Opportunities, page 81

3.	Comment: We note your response to comment 23 in our letter date May 11, 2012. Please clarify if VRTA and VRTB are the only current programs in direct competition with you that are sponsored by MVPCP and your individual sponsors.

Response: The Company confirms that VRTA and VRTB are the only current programs in direct competition with the Company that are sponsored by MVPCP and the individual sponsors, and has revised the prospectus accordingly. See page 85.

Draft Tax Opinion

4.	Comment: Please refer to the second paragraph and the sentence that indicates that “this opinion is intended solely for your benefit.” The Exhibit 8 tax opinion is required for the benefit of investors in the registered offering. Please revise accordingly.

Michael McTiernan

June 13, 2012

Page Three

Response: Morrison & Foerster LLP has revised its tax opinion as requested. A revised form of the tax opinion is being submitted concurrently herewith for the Staff’s review via separate EDGAR correspondence.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

5.	Comment: Please update the auditors’ consent prior to effectiveness.

Response: An updated auditor’s consent is included as Exhibit 23.1 to the Registration Statement.

Other Changes

In addition to changes in response to the foregoing comments, the Amendment also includes changes in response to comment letters received from several states, including revisions to the summary and detailed risk factor disclosures, the investment suitability standards, the conflicts of interest disclosures and disclosures with respect to limits on operating expenses imposed by NASAA REIT Guidelines. The Amendment also includes revisions to reflect (i) the new name of the Company; (ii) the Company’s engagement of Source Capital Group, Inc. to replace SJ Securities, LLC as its selling agent for the offering; (iii) the expansion of the Company’s board from five to seven directors; and (iv) revisions to the Investment Company Act-related disclosures in response to comments received from Investment Management Division. The Company also has revised the cover page of the prospectus to delete certain text so that the cover page appears on a single page in appropriate font size. The changes to the Amendment are reflected in a marked proof being delivered concurrently herewith.

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Michael McTiernan

June 13, 2012

Page Four

Should you have any further questions or comments regarding the captioned filing, please direct them to me at (213) 892-5251 or Ben Chung at (213) 892-5562.

Very truly yours,

/s/ Hillel T. Cohn

Hillel T. Cohn

Enclosures

cc:	Erin E. Martin — Securities and Exchange Commission
Jorge Bonilla — Securities and Exchange Commission
Dan Gordon — Securities and Exchange Commission
Michael V. Shustek — MVP REIT, Inc.
Ira Levine, Esq. — Levine Garfinkel & Eckersley
Sharon A. Kroupa, Esq. — Venable LLP